AB 10/02

UNIT
SECURITIES AND E.
Washington, D.C. 20549

09042514

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SEC Mail Processing Section
SEP 29 2009
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morristown Road
(No. and Street)

Bernardsville, (City) New Jersey (State) 07924 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Hanson-Imperatore 908-204-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street (Address) Hackensack (City) New Jersey (State) 07601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/08

OATH OR AFFIRMATION

I, Deborah Hanson-Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson-Imperatore Securities, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of New Jersey
Michelle Bushnauskas
Commission Expires 3 / 20 / 12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2009

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Hanson - Imperatore Securities, Inc. as of June 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson - Imperatore Securities, Inc. at June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
September 17, 2009

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2009

ASSETS

Current Assets:	
Cash and cash equivalents	$ 242,411
Marketable securities, at fair market value	6,393
Prepaid corporate income taxes	14,532
Total current assets	263,336
Total Assets	$ 263,336

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 8,000
Total current liabilities	8,000
Stockholder's Equity:	
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding	25,000
Additional paid-in capital	8,000
Retained earnings	219,243
Accumulated other comprehensive income	3,093
Total stockholder's equity	255,336
Total Liabilities and Stockholder's Equity	$ 263,336

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Income
Year Ended June 30, 2009

Revenues:	
Fee income	$ 145,722
Other Income	34,450
Investment income	3,769
	183,941
Expenses:	
Administrative fees	101,000
Professional fees	15,435
Other fees	8,752
Interest	522
Insurance	350
	126,059
Income Before Provision For Corporate Income Taxes	57,882
Provision For Corporate Income Taxes	11,618
Net Income	46,264
Other Comprehensive Income (Loss), Net of Tax:	
Unrealized Loss on Marketable Securities	(1,572)
Comprehensive Income	$ 44,692

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2009

	Common Stock				
	Number Of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)
Beginning of Year	250	$ 25,000	$ 8,000	$ 292,701	$ 4,665
Comprehensive Loss				0	(1,572)
Net Income				46,264	0
Dividends				(119,722)	0
End of Year	250	$ 25,000	$ 8,000	$ 219,243	$ 3,093

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2009

Cash Flows From Operating Activities:	
Net income	$ 46,264
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities -	
(Increase) decrease in:	
Accounts receivable	8,328
Increase (decrease) in:	
Accounts payable	4,130
Corporate income taxes payable	(80,253)
Net Cash Used In Operating Activities	(21,531)
Cash Flows From Financing Activities:	
Dividends paid	(119,722)
Net Cash Used In Financing Activities	(119,722)
Net Decrease in Cash and Cash Equivalents	(141,253)
Cash and Cash Equivalents - Beginning of Year	383,664
Cash and Cash Equivalents - End of Year	$ 242,411

Supplemental Cash Flow Disclosures:

Cash paid during the year for:	
Income taxes	$ 91,871

See independent auditors' report and notes to financial statements.

1. General

Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principle business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Fair value is computed using quoted market prices at year end for the securities owned. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The balances in these accounts from time to time may exceed federally insured limits.

For the year ended June 30, 2009, the Company received all of its revenues through referrals made by an affiliate who is related through common ownership.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

3. Related Party Transactions

The Company provides all of its services to affiliates related through common ownership. For the year ended June 30, 2009, the Company provided management services to these affiliates and recognized income in the amount of $145,722.

The Company receives services from and shares office space with an affiliate related through common ownership. Amounts paid to this affiliate for the year ended June 30, 2009 amounted to $101,000.

4. Marketable Securities

The following table reflects the cost and fair values of securities held at June 30, 2009:

	Cost	Unrealized Gain on Securities	Fair Market Value
Available-for-Sale Equity Securities	$ 3,300	$ 3,093	$ 6,393

5. Accumulated Other Comprehensive Income

The balance of accumulated other comprehensive income at June 30, 2009 was as follows:

	Unrealized Gain on Securities
Beginning balance	$ 4,665
Current period change	(1,572)
Ending balance	$ 3,093

(Continued)

See independent auditors' report.

6. Income Taxes

In July 2006, the Financial Accounting Standards Board ("the FASB") issued pronouncements, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The accounting pronouncement prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FASB has deferred the effective date of this pronouncement for nonpublic enterprises until fiscal years beginning after December 15, 2008. The Company has chosen to defer the adoption of this pronouncement for the fiscal year ending June 30, 2009.

The provision for corporate income taxes is comprised of the following for the year ended June 30, 2009:

Federal	$ 7,220
State	4,398
	$ 11,618

7. Fair Value Information

The Company applied the provisions of The FASB Accounting Standards Codification ("the Codification") for the assets stated at fair value at June 30, 2009. The Codification defines fair value, expands disclosure requirements and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Fund's market assumptions. These two types of inputs create the following fair value hierarchy:

a. Level 1 – Quoted prices for *identical* instruments in active markets.

b. Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

c. Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Assets measured at fair value at June 30, 2009 were as follows:

Description	Fair Value June 30, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 6,393	$ 6,393		
Total	$ 6,393	$ 6,393		

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
June 30, 2009

Net Capital:	
Total stockholder's equity	$ 255,336
Haircut on Securities - Stocks	(959)
Net capital	$ 254,377
Aggregate Indebtedness –	
Accounts payable	$ 8,000
Total Aggregate Indebtedness	$ 8,000
Computation of Basic Net Capital Requirements:	
Minimum net capital required (see Note A below)	$ 5,000
Excess Net Capital	$ 249,377
Ratio: Aggregate Indebtedness to Net Capital	0.04 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 254,739
Haircut not reported on focus report	(959)
Decrease of assets	(580)
Decrease of liabilities	1,177
Net Capital per above	$ 254,377

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
June 30, 2009

Note:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

In planning and performing our audit of the financial statements of Hanson - Imperatore Securities, Inc. (the Company) for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
September 17, 2009

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net